United States
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                         Form 15

              Certification and Notice of Termination of Registration under
         Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
                                  Exchange Act of 1934.

                            Commission File Number  1-5197

                            Plymouth Rubber Company, Inc.
             (Exact name of registrant as specified in its charter)

         104 Revere Street, Canton, Massachusetts 02021 (781) 828-0220 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Class A Common Stock, par value $0.01 per share
                 (Title of each class of securities covered by this Form)

                                          None
          (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a)(1)(i)  [X]  Rule 12h-3(b)(1)(ii) [  ]
 Rule 12g-4(a)(1)(ii) [  ] Rule 12h-3(b)(2)(i)  [  ]
 Rule 12g-4(a)(2)(i)  [  ] Rule 12h-3(b)(2)(ii) [  ]
 Rule 12g-4(a)(2)(ii) [  ] Rule 15d-6           [  ]
 Rule 12h-3(b)(1)(i)  [X]

Approximate number of holders of record as of the certification
or notice date:   less than 225

Pursuant to the requirements of the Securities Exchange Act of 1934, Plymouth Rubber Company, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: January 24, 2004                Plymouth Rubber Company, Inc.
                                      /s/ Joseph J. Berns
                                      By:  Joseph J. Berns
                                      Its:  Vice President of Finance
                                      and Treasurer